Exhibit 4.12

30 September 2022
NatWest Group plc
Strictly Private and Confidential	Head Office
Gogarburn
Roisin Jane Catherine Donnelly	175 Glasgow Road
Edinburgh
EH12 1HQ

Dear Roisin

Non-executive director appointment letter

This letter sets out the terms of your appointment as a non-executive director of the following companies with effect from 1 October 2022:

(i)	NatWest Group plc (company number SC045551) (“NWG”);
(ii)	NatWest Holdings Limited (company number 10142224) (“NWH”);
(iii)	National Westminster Bank Plc (company number 00929027) (“NWB”); and
(iv)	The Royal Bank of Scotland plc (company number SC083026) (“RBS”)

(together the “Companies”).

The term of your appointment will commence on the aforementioned effective date and extend to NWG’s next Annual General Meeting and thereafter will be subject to re-election as described below. It is agreed that this is a contract for services and not a contract of employment.

1. Appointment

Your appointment is subject to the articles of association of the Companies and may be terminated on the written notice of either you or the Companies as described below.

You will be required to stand for re-election by shareholders at each Annual General Meeting of each of the Companies (as applicable). Continuation of your appointment is also contingent on satisfactory performance and any relevant statutory provisions relating to the removal of a director.

Your appointment is also subject to the Board Appointment Policy, which states that non-executive directors are appointed for an initial term of 3 years, subject to annual re-election by shareholders. At the end of their initial term, non-executive directors are subject to a formal assessment by the Group Nominations & Governance Committee. Such assessment will include detailed discussion on performance, time commitment and experience.

NatWest Group plc. Registered in Scotland No. 45551. Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB.

After such formal assessment, non-executive directors may then serve a second 3 year term, provided they are happy to do so and if their performance has been satisfactory. A second formal review will then take place at the end of the second 3 year term and a non-executive director may then be invited to serve beyond six years, up to an overall maximum tenure of nine years.

Under the UK Corporate Governance Code 2018, a directors’ tenure is calculated with reference to the date of first appointment. Accordingly, 1 October 2022 will be treated as your date of appointment for the purposes of the Board Appointment Policy.

2. Termination

Your appointment may be terminated by either you or the Companies giving written notice to the other, such notice to take immediate effect.

On termination of your appointment you shall, at the request of the Companies, resign as a director of the Companies.

No compensation or payment in lieu of notice will be payable upon termination of your appointment.

3. Time Commitment

You will devote such time as is necessary to fulfil your duties which include preparation for and attendance at the Board meetings of the Companies and committee meetings (as applicable), Annual General Meetings (as applicable) and any other General Meetings of the Companies and the annual Board strategy offsite.

By accepting this appointment, you have confirmed that you are able to allocate sufficient time to meet the requirements of your role.

4. Role

Your principal responsibilities and duties are set out in your role profile, as amended from time to time. A copy of your role profile as at 1 October 2022 is attached.

Non-executive directors have the same legal responsibilities to the Companies as any other director and you should have particular regard to the duties set out in the Companies Act 2006 (the “2006 Act”). This includes the general duties of directors as set out in Part 10, Chapter 2 of the 2006 Act, including the duty to promote the success of the company:

“A director of a company must act in the way he considers, in good faith, would be most likely to promote the success of the company for the benefit of its members as a whole, and in doing so have regard (amongst other matters) to:

a)	the likely consequences of any decision in the long term,
b)	the interests of the company’s employees,

NatWest Group plc. Registered in Scotland No. 45551. Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB.

c)	the need to foster the company’s business relationships with suppliers, customers and others,
d)	the impact of the company’s operations on the community and the environment,
e)	the desirability of the company maintaining a reputation for high standards of business conduct, and
f)	the need to act fairly as between members of the company.”

You will be required to exercise relevant powers in accordance with the Companies’ articles of association and in accordance with relevant policies in internal control frameworks.

5. Regulatory Requirements

Under the Senior Managers’ Regime which was introduced to strengthen individual accountability in banking, certain non-executive director roles are classified as Senior Manager Functions and require prior regulatory approval. Other non-executive director positions must be notified to the regulator but do not require prior approval. Your role profile, as amended from time to time, will either (i) contain details of your Senior Manager Functions; or (ii) reflect your status as a Notified Non-executive Director.

It is a condition of your appointment that you comply with all applicable regulatory requirements, including but not limited to complying with the PRA and FCA Conduct Rules, as they apply from time to time. Further details are available on request from the Chief Governance Officer and Company Secretary.

It is also a condition of your appointment that you remain fit and proper to perform the role of a non-executive director and any applicable Senior Manager Functions in line with the PRA and FCA’s regulatory requirements and that you report any matter that may impact your ongoing fitness and propriety promptly to the Companies and the FCA and PRA.

6. Remuneration

As a non-executive director you will be paid a fee agreed by the Group Chairman, Group Chief Executive and Group Chief Financial Officer. The fee covers membership of all four Boards, plus the relevant fee(s) for any additional Committee membership(s) and/or any chair role(s) you may assume. Your remuneration will be reviewed annually.

You will be paid monthly and will be reimbursed for all reasonable and properly documented expenses you incur in performing your duties.

7. Outside Interests

It is accepted and acknowledged that you may have business interests other than those of the Companies and that you have declared any actual or potential conflicts of interest that are apparent at present.

The agreement of the Boards must be sought before you accept any additional commitments that might affect the time you are able to devote to your role as a non-executive director of the Companies. In particular, you must notify the Chief Governance Officer and Company Secretary as early as possible if you are contemplating any additional appointments.

NatWest Group plc. Registered in Scotland No. 45551. Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB.

Please note that there are regulatory limits imposed by the Capital Requirements Directive on the number of directorships you are able to hold. These limits are a total of either (1) one executive and two non-executive positions; or (2) four non-executive director positions, in both cases including your roles with the Companies. Directorships in organisations which do not pursue predominantly commercial objectives do not count; and executive or non-executive directorships within the same group of companies count as a single directorship. The regulator may, at its discretion, grant a waiver to enable one additional non-executive position to be held. The Chief Governance Officer and Company Secretary monitors compliance with these regulatory limits and will be happy to discuss your own situation with you.

In the event that you become aware of any actual or potential conflicts of interest (including any relevant interests in transactions), these should be disclosed to the Chief Governance Officer and Company Secretary as soon as they are apparent to you. This is to enable such conflicts to be authorised or noted, as applicable, by the Boards in accordance with the 2006 Act.

Further details are set out in the Directors’ Conflicts of Interest Policy, a copy of which is attached to this letter.

8. Confidentiality and return of and access to information

You acknowledge that all information acquired during your appointment is confidential to the Companies and should not be released, disclosed or communicated, either during your appointment or following termination of your appointment to third parties without prior written clearance from the Boards.

You acknowledge the need to hold and retain the Companies’ information (in whatever format it is received) under appropriately secure conditions.

As a director of the Companies, you will frequently be in possession of price sensitive information and you should avoid making any statements that might risk disclosure of unpublished price sensitive information.

Upon termination of your appointment (for whatever reason), you shall deliver to the Companies all documents, records, papers or other property which may be in your possession or under your control, and which relate in any way to the business affairs of the Companies, and you shall not retain any copies thereof.

Please contact the Chief Governance Officer and Company Secretary if you subsequently require access to information. The Companies will seek to accommodate all reasonable requests for information, subject to any legal or regulatory obligations or restrictions that may prohibit them from doing so.

9. Review Process

Your performance as a non-executive director will be subject to review annually as part of the Board evaluation exercise, which reviews the performance of individual directors, each Board as a whole and its Committees. If, in the interim, there are any matters that cause you concern about your role, you should discuss them with the Chairman as soon as is appropriate.

NatWest Group plc. Registered in Scotland No. 45551. Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB.

10. Insurance

Subject to legislative provisions, you will be entitled to be indemnified out of the assets of NWG against all costs and liabilities incurred by you in the execution of your duties.

In addition, NWG has in place directors’ and officers’ liability insurance. It is intended to maintain such cover for the full term of your appointment.

11. Independent Professional Advice

Should a situation arise when you consider that you need to take independent professional advice in relation to your duties as a director, you should first discuss the situation with the Chief Governance Officer and Company Secretary. The reasonable costs of any independent advice obtained will be reimbursed by the Companies.

12. Dealing in Securities / Investments

As a director of the Companies, you are subject to the NWG Personal Account Dealing (‘PAD’) Policy and you cannot deal in NWG securities outside of certain scheduled ‘Open Windows’ (which are periods which coincide with the announcement of NWG results) or at any time while you are in possession of ‘inside information’. NWG securities are broadly defined to include shares or debt instruments of an issuing entity, or derivatives or other financial instruments linked to any such shares or debts.

You and your ‘connected persons’ are also required to obtain permission before dealing on your ‘own account’ in ‘NWG securities’. A copy of the PAD Policy is available on the Diligent resources portal, along with further details of your obligations and the associated disclosure requirements.

13. Data Protection

The Companies will collect, hold and process various types of personal information about you in accordance with the Privacy Notice for non-executive directors, a copy of which is attached to this letter.

You shall at all times comply with the Privacy and Client Confidentiality policy, a copy of which is available on the Diligent resources portal. The Companies may change their policies at any time and will publish any changes on the Diligent resources portal.

14. Governing Law

Your engagement with the Companies is governed by and shall be construed in accordance with the law of Scotland and your engagement shall be subject to the jurisdiction of the Scottish courts.

NatWest Group plc. Registered in Scotland No. 45551. Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB.

Please do not hesitate to contact me if you have any questions in relation to this letter. This letter has been sent to you in duplicate. Please sign and date both copies, retaining one copy for your records and returning the other to me at the above address.

Yours sincerely

/s/ Jan Cargill
Jan Cargill
Chief Governance Officer and Company Secretary
For and on behalf of the Companies

/s/ Roisin Donnelly
Roisin Donnelly

Date:	30/9/22

Enclosures:
Non-executive director role profile
Directors’ Conflicts of Interest Policy
Privacy Notice

NatWest Group plc. Registered in Scotland No. 45551. Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB.